LEEWARD CAPITAL CORP.

Suite 301, 1000 - 8th Avenue SW
Calgary, Alberta T2P 3M7 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: February 8, 2002

Leeward Capital Corp. (LWC) announces, subject to regulatory and CDNX approvals, that our non-brokered private placement of 1,050,000 Units at $0.05 per Unit for an aggregate amount of $52,500, first announced on December 27, 2001, has now closed.

The funds generated by this private placement will provide working capital, exclusive of salaries or to satisfy debt payable to related parties of the issuer.

For further information, contact James W. Davis at (403) 265-4077, ext.202.


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